Exhibit 99.32

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“Common Shares”) in the capital of Equinox Gold Corp. (“Equinox”).

Equinox Gold Corp.

Suite 730, 800 West Pender St.

Vancouver, BC V6C 2V6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction took place pursuant to an issuance of securities from treasury pursuant to a private placement transaction.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Ross J. Beaty

Suite 1550 - 625 Howe Street

Vancouver, BC V6C 2T6

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 11, 2018, Equinox completed a brokered bought deal private placement and a non-brokered private placement (together, the “Private Placement”) of subscription receipts (“Subscription Receipts”), previously announced on September 18, 2018.

Each Subscription Receipt entitles the holder to receive one Common Share without any further action on the part of the holder and without payment of additional consideration, upon the satisfaction of certain release conditions in connection with the acquisition of the Mesquite Gold Mine by Equinox. In the event that the release conditions are not satisfied on or before January 31, 2019, the aggregate purchase price paid for the Subscription Receipts held by each such holder and their pro-rata portion of interest will be returned, and the Subscription Receipts will be cancelled and have no further force or effect.

2.3	State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Mr. Beaty acquired ownership of 13,684,211 Subscription Receipts.

Prior to the acquisition of the Subscription Receipts and closing of the Private Placement, Mr. Beaty owned, directly or indirectly, or exercised control or direction over 52,685,933 Common Shares, 20,350 stock options (“Options”) and 3,000,000 warrants (“Warrants”), each Option and Warrant entitling the holder to purchase one Common Share. Mr. Beaty also held 4,000,000 restricted share units with performance-based vesting conditions (“pRSUs”) to be settled in Common Shares if certain performance criteria are met. The pRSUs vest in four separate tranches based on Equinox’s Common Share price performance and contain performance multipliers ranging from 1x to 3x, depending on the Common Share price achieved. The performance multipliers provide for a total of up to 9,400,000 Common Shares to be issued if all price thresholds are achieved, however if these thresholds are not achieved, no Common Shares will be issued.

The 52,685,933 Common Shares represented approximately 11.78% of the total number of issued and outstanding Common Shares prior to the Private Placement. If all of the Options and Warrants were exercised and the pRSU vesting conditions met, Mr. Beaty would have owned, directly or indirectly, or exercise control or direction over, approximately 14.16% of the total number of issued and outstanding Common Shares, on a partially diluted basis.

Immediately following the Private Placement, Mr. Beaty now owns, directly or indirectly, or exercises control or direction over, 52,685,933 Common Shares. The 52,685,933 Common Shares represent approximately 11.78% of the total number of issued and outstanding Common Shares, resulting in a 0.00% change to Mr. Beaty’s Common Share holdings after the completion of the Private Placement. If all of the Options and Warrants were exercised, and pRSU vesting conditions and Subscription Receipt release conditions were met, Mr. Beaty would own, directly or indirectly, or exercise control or direction over, approximately 14.01% of the total number of issued and outstanding Common Shares, resulting in a decrease of 0.15% on a partially diluted basis.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Mr. Beaty acquired ownership of 13,684,211 Subscription Receipts.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the acquisition of the Subscription Receipts and closing of the Private Placement, Mr. Beaty owned, directly or indirectly, or exercised control or direction over 52,685,933

Common Shares, 20,350 Options and 3,000,000 Warrants, each entitling Mr. Beaty to purchase one Common Share of Equinox. Mr. Beaty also held 4,000,000 pRSUs to be settled in Common Shares if certain performance criteria are met. The 52,685,933 Common Shares represented approximately 11.78% of the total number of issued and outstanding Common Shares prior to the Private Placement. If all of the Options and Warrants were exercised and the pRSU vesting conditions met, Mr. Beaty would own, directly or indirectly, or exercise control or direction over, approximately 14.16% of the total number of issued and outstanding Common Shares, on a partially diluted basis.

Immediately following the Private Placement, Mr. Beaty now owns, directly or indirectly, or exercises control or direction over, 52,685,933 Common Shares. The 52,685,933 Common Shares represent approximately 11.78% of the total number of issued and outstanding Common Shares, resulting in a 0.00% change to Mr. Beaty’s Common Share holdings after the completion of the Private Placement. If all of the Options and Warrants were exercised, and pRSU vesting conditions and Subscription Receipt release conditions were met, Mr. Beaty would own, directly or indirectly, or exercise control or direction over, approximately 14.01% of the total number of issued and outstanding Common Shares, resulting in a decrease of 0.15% on a partially diluted basis.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

Mr. Beaty owns, directly or indirectly, or exercises control or direction over, 52,685,933 Common Shares. The 52,685,933 Common Shares represent approximately 11.78% of the total number of issued and outstanding Common Shares. If all of the Options and Warrants were exercised, and pRSU vesting conditions and Subscription Receipt release conditions were met, Mr. Beaty would own, directly or indirectly, or exercise control or direction over, approximately 14.01% of the total number of issued and outstanding Common Shares.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8	State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.9	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The acquisition of 13,684,211 Subscription Receipts was completed at a purchase price of CDN$0.95 per Subscription Receipt for an aggregate purchase price of CDN$13,000,000.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Mr. Beaty’s acquisition was made for investment purposes. In accordance with applicable securities laws, Mr. Beaty may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Equinox in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Equinox and other relevant factors.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

October 11, 2018

Date

(signed) Ross J. Beaty

Signature

Ross J. Beaty

Name/Title